EXHIBIT D – VERIFICATION OF ADVISER PURSUANT TO RULE 0-2(d)

CORNERSTONE CAPITAL, INC.

The undersigned states that she has duly executed the attached amended application dated February 5, 2020, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Cornerstone Capital, Inc. (the “Adviser”); that she is Chief Operating and Financial Officer of the Adviser and is authorized to sign the amended application on behalf of the Adviser; and that all action by shareholders and directors necessary to authorize the undersigned to execute and file the amended application has been taken. The undersigned further states that she is familiar with the amended application, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information, and belief.

Dated: February 5, 2020

CORNERSTONE CAPITAL, INC.

By:	/s/ Fern Thomas
Fern Thomas
Chief Operating and Financial Officer